Exhibit 99.1

Market Announcement

10 October 2023

Kazia Therapeutics Limited (ASX: KZA) – Suspension from Quotation

Description

The securities of Kazia Therapeutics Limited (‘KZA’) will be suspended from quotation immediately under Listing Rule 17.2, at the request of KZA, pending the release of an announcement regarding the proposed trading solely on Nasdaq and proposed delisting of KZA’s securities from ASX.

Issued by

Alan Zhao

Adviser, Listings Compliance

10 October 2023	Market Announcement 1/1
ASX Limited	ASX Customer Service Centre 131 279 | asx.com.au

10 October 2023

Ms Lisa Bahn

Senior Adviser, Listings Compliance

ASX Limited, 20 Bridge Street

SYDNEY NSW 2000

REQUEST FOR VOLUNTARY SUSPENSION

BY EMAIL: tradinghaltssydney@asx.com.au

Dear Lisa

Kazia Therapeutics Limited- Request for Voluntary Suspension

Kazia Therapeutics Limited (ASX : KZA) (Kazia or the Company) requests an voluntary suspension to the trading of the Company’s securities quoted on the Australian Securities Exchange (ASX) in accordance with the ASX Listing Rule 17.2.

In accordance with Listing Rule 17.2, the Company provides the following information in relation to the request:

(a)	the voluntary suspension is requested pending an announcement by Kazia regarding the proposed trading solely on Nasdaq and proposed delisting of the Company’s securities from ASX (Announcement).

(b)	the Company requests that the voluntary suspension remains in place until the earlier of commencement of normal trading on 11 October 2023, or when it makes the Announcement.

(c)	the Company expects to make the Announcement to ASX before the commencement of normal trading on 11 October 2023.

(d)	the Company is not aware of any reason why the voluntary suspension should not be granted, or of any further information necessary to inform the market about the voluntary suspension.

Yours faithfully

/s/ Anna Sandham

Anna Sandham

Company Secretary

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, a brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed Phase II study in glioblastoma reported promising signals of clinical activity in 2021, and a pivotal study in glioblastoma, GBMAGILE, is ongoing, with final data expected in CY2023. Other clinical trials are ongoing in brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these having reported encouraging interim data.

Paxalisib was granted Orphan Drug Designation for glioblastoma by the US FDA in February 2018, and Fast Track Designation for glioblastoma by the FDA in August 2020. Paxalisib was also awarded Fast Track Designation (FTD) in July 2023 for the treatment of solid tumor brain metastases harboring PI3K pathway mutations in combination with radiation therapy. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August 2020, and for atypical teratoid / rhabdoid tumours (AT/RT) in June 2022 and July 2022, respectively.

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided compelling evidence of synergy with immuno-oncology agents. A Phase I study commenced recruitment in November 2021.

For more information, please visit www.kaziatherapeutics.com or follow us on Twitter @KaziaTx.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the timing for results and data related to Kazia’s clinical and preclinical trials, and Kazia’s strategy and plans with respect to its programs, including paxalisib and EVT801. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, related to regulatory approvals, related to Kazia’s executive leadership changes, and related to the impact of global economic conditions.. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the United States Securities and Exchange Commission. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.

This announcement was authorised for release by the Board of Directors.